Brady Corporation

6555 West Good Hope Road
P.O. Box 571
Milwaukee, WI USA
53201-0571

Tel: 414 358 6600
Fax: 414 438 6910
www.bradycorp.com

March 26, 2015

Via EDGAR

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20549-4631

Re:    Brady Corporation
10-K
Filed September 29, 2014
File No. 1-14959

Dear Mr. O’Brien,

This is in response to your letter of March 16, 2015, commenting on Brady Corporation’s Form 10-K for the year ended July 31, 2014. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the Fiscal Year Ended July 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Operating Results, page 16
Results of Operations, page 17

1.
We note that you have recognized material restructuring costs during fiscal years 2013 and 2014 and will continue through fiscal year 2015. In your fiscal year 2013 Form 10-K, you disclosed that the restructuring activities that were implemented during fiscal year 2013 were expected to result in annual cost savings of $25 to 30 million. However, we did not note any disclosure as to whether the restructuring plans that occurred during fiscal year 2013 resulted in the anticipated cost savings, and we did not note any disclosure that your operating results were positively impacted by prior year restructuring activities along with the amount of the cost savings in accordance with the guidance in SAB Topic 5:P.4. Please advise and provide us with the disclosures that you intend to include in your next periodic report in response to this comment.

The restructuring activities that were implemented during fiscal year 2013 were related to our reorganization into global product-based business platforms as well as an action to reduce approximately 5-7% of the Company’s global workforce, which we expected to result in annual cost savings of $25 to $30 million. We achieved annualized savings of approximately $25 million, however, the Company made investments in initiatives to drive sales growth and extended the timeframe of the restructuring actions into fiscal 2014, both of which had an impact on the selling, general and administrative (“SG&A”) line item of the Consolidated Statements of Earnings. During fiscal 2014, we made an incremental investment of $13 million to implement the Company’s e-commerce strategy as well as additional selling and R&D resources. In addition, the restructuring activities announced in fiscal 2013 continued into fiscal 2014, which partially reduced the savings expected from the restructuring plan in fiscal 2014.

As a result of the fiscal 2013 restructuring plan, the Company reduced headcount by approximately 5% and used these savings to invest $13 million in the execution of its e-commerce strategy as well as additional selling and R&D resources. The headcount reductions extended into fiscal 2014 rather than being completed in fiscal 2013, which reduced the savings expected to be realized in fiscal 2014. Therefore, while the restructuring plan was intended to reduce overall SG&A expenses in fiscal 2014, the Company elected to invest in e-commerce technologies and other resources in order to drive sales growth, which is also reported on the SG&A line item of the Consolidated Statements of Earnings.

In future filings, the Company will clarify its expected savings from restructuring plans, including whether the cost savings are expected to be offset by anticipated increases in other expenses in accordance with the guidance in SAB Topic 5:P.4.

Example of Future Disclosure Related to this Item to be Included in Form 10-Q - Management’s Discussion and Analysis of Financial Condition and Operating Results:

In fiscal 2013, the Company announced a restructuring action to reduce its global workforce by approximately 5-7% in order to address its cost structure, which was expected to result in annual cost savings of $25 to $30 million. The Company realized annualized savings of approximately $25 million, however, investments in initiatives to drive sales growth and an extension of the timeframe of the restructuring actions into fiscal 2014 had an impact on the selling, general and administrative (“SG&A”) line item of the Consolidated Statements of Earnings. During fiscal 2014, the Company invested an incremental $13 million in its e-commerce strategy as well as additional selling and R&D resources. In addition, the restructuring activities announced in fiscal 2013 continued into fiscal 2014, which partially reduced the savings expected from the restructuring plan in fiscal 2014.

Due to the incremental investment in the e-commerce initiative and the extension of the headcount reduction into fiscal 2014, this restructuring plan did not reduce overall SG&A expenses in fiscal 2014 compared to fiscal 2013 as the e-commerce investments are also reported on the SG&A line item within the Consolidated Statements of Earnings.

2.
We note from your segment information footnote that your foreign operations vary between 54% and 48% of total net sales. We further note that foreign earnings before income taxes has increased as a percentage of total earnings from continuing operations before restructuring charges, impairment charges, and income taxes for fiscal year 2014 as compared to fiscal year 2013. In future filings, please include a discussion and analysis of the impact of your foreign operations on your consolidated results of operations along with the material factors impacting your foreign results of operations, especially in light of the disparity in the percentage of net sales and earnings from continuing operations before restructuring charges, impairment charges, and income taxes. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Earnings before income taxes from continuing operations before restructuring charges, impairment charges and income taxes decreased from $135.7 million in fiscal year 2013 to $110.5 million in fiscal year 2014. This decrease occurred primarily in the U.S. due to a reduction in gross margin as a percent of sales, as well as an increase in e-commerce and selling resources in the U.S. compared to foreign jurisdictions. The decrease in U.S. earnings was partially offset by a moderate increase in foreign earnings from continuing operations before restructuring charges, impairment charges and income taxes, which resulted in an increase as a percentage of total earnings compared to the U.S.

Total gross margin as a percent of sales decreased by 280 basis points from fiscal 2013 to fiscal 2014, and a large portion of this decline was incurred in the U.S. in both the Identification Solutions (“IDS”) and Workplace Safety (“WPS”) reportable segments. The U.S. gross profit in each reportable segment was impacted by increased costs due to the facility consolidation activities in the U.S. The Company also incurred incremental investments in implementing its e-commerce strategy in the U.S. in addition to increased selling resources in the U.S. to grow sales, which further reduced domestic earnings before income taxes from continuing operations. The decrease in earnings before income taxes from continuing operations before restructuring charges, impairment charges and income taxes in the U.S. for fiscal year 2014 is considered to be temporary and not indicative of a longer-term trend, and is also not considered to be a key component of the profit measure of the Company’s reportable segments, IDS and WPS.

The Company continually monitors material trends, unusual or infrequent events, and economic changes that affect operations, whether the impact is within our reportable segments, IDS and WPS, or within material geographies in which we are located. The increase in foreign earnings as a percentage of total earnings is a direct result of the decrease in U.S. earnings described above, and is not considered to be a material long-term trend that is meaningful to our reportable segments. We have reviewed the referenced guidance and will incorporate in future filings a discussion and analysis of foreign results or other material events that would be relevant to the users of the financial statements in accordance with Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification.

3.
We note that you have attributed the goodwill impairment and restructuring charges as the primary areas impacting your fiscal year 2014 effective tax rate in addition to increased valuation allowances and fluctuations in geographic profit mix. However, it is unclear if this description of your fiscal year 2014 effective tax rate is consistent with the reconciliation included in Note 6. Please advise. In addition, please quantify the material factors impacting the effective tax rate to the extent not evident from the reconciliation included within Note 6. For example, it is unclear from the reconciliation the impact restructuring charges had on your effective tax rate reconciliation. Please provide us with the enhanced disclosures you intend to include in future filings in response to this comment.

The Company’s effective tax rate for fiscal 2014 was impacted by goodwill impairment charges, increased valuation allowances, fluctuations in geographic profit mix and restructuring charges. These items are incorporated into the income tax rate reconciliation within Note 6 - Income Taxes on page 54 of the fiscal 2014 Form 10-K as follows: goodwill impairment charges are recognized within the “Goodwill impairment” line item, increased valuation allowances are recognized within the “Adjustments to tax accruals and reserves” line item, and fluctuations in geographic profit mix and restructuring charges are recognized net within the “International rate differential” line item. In future filings, we will clarify the material factors impacting the effective tax rate to the extent not evident by the rate reconciliation.

Example of Future Disclosure to be Included in Form 10-K - Management’s Discussion and Analysis of Financial Condition and Operating Results, using Fiscal 2014 Results:

The Company’s effective income tax rate from continuing operations was 9.3% in fiscal 2014, compared to the effective tax rate from continuing operations of (44.5)% in fiscal 2013. The effective tax rate was significantly impacted by the fiscal 2014 goodwill impairment charge of $100.4 million, $61.1 million of which was nondeductible for income tax purposes. The effective income tax rate was further impacted by certain adjustments to tax accruals and reserves, fluctuations in geographic product mix and restructuring charges. Geographic profit mix impacted the effective tax rate in international jurisdictions with a lower statutory tax rate than the U.S., and was primarily related to operations in China, Sweden and Malaysia which reported an increase in pre-tax earnings in fiscal 2014 compared to fiscal 2013. Fluctuations in geographic product mix were incorporated in the “International rate differential” line item in the income tax rate reconciliation within Note 6 - Income Taxes. The impact on the effective income tax rate due to restructuring charges was a result of the tax rate differential between charges incurred in the U.S. at 35% and charges incurred in foreign entities at an average of approximately 28%, which was recognized with fluctuations in geographic product mix within the “International rate differential” line item in the income tax rate reconciliation.

4.
We note your analysis of segment profit for both reportable segments reference increased costs associated with facility consolidations. We further note that restructuring charges are a reconciling item from total profit from reportable segments to consolidated (loss) earnings from continuing operations before income taxes. As such, it is unclear what costs you are referring to as contributing to the decline in the segment profit margins. Please advise.

The costs contributing to the decline in segment profit margins are incremental costs that the Company incurred directly related to the facility consolidation restructuring plan, but were not classified as restructuring charges in accordance with ASC 420 - Exit or Disposal Cost Obligations. For example, incremental costs that were not classified as restructuring charges include duplicate labor and facilities expenses. During the facility move process, the Company incurred labor and facility maintenance expenses in both the original facility locations and the new facility locations for a period of time. Because these expenses were incurred in order to manufacture product, these types of costs were not classified as restructuring charges in order to ensure compliance with ASC 420.

In future filings, we will clarify the types of incremental expenses that are material to segment profit that are not classified as restructuring in order to improve our explanation of segment profit results.

Critical Accounting Estimates, page 28
Goodwill and Other Indefinite-Lived Intangible Assets, page 29

5.
We note that you recognized a $100.4 million goodwill impairment charge during fiscal year 2014 for the PeopleID reporting unit within the ID Solutions reportable segment. We further note that the PeopleID reporting unit has $93.3 million of goodwill remaining after the impairment charge. Finally, we note that the majority of the PeopleID reporting unit represents the acquisition of Precision Dynamics Corporation (PDC) during fiscal year 2013. Please expand your disclosures in future filings to discuss the operational, economic, competitive, etc., factors specific to the PeopleID reporting unit (i.e., the specific factors that management is monitoring that have the reasonable possibility of changing and could lead to an additional, material goodwill impairment charge). Please provide us with the disclosures that you intend to include in your next periodic report in response to this comment.

The Company considers multiple factors specific to the PeopleID reporting unit that have a reasonable possibility of changing, including macroeconomic conditions such as U.S. GDP growth, U.S. hospital admission rates, industry and market factors such as competition and changes in the market for the reporting unit’s products, new product development, competing technologies, overall financial performance such as cash flows, actual and planned revenue, and profitability, and changes in strategy for the reporting unit. The PDC business, which primarily supplies identification-related products, including patient identification consumable products to healthcare providers, represents approximately 80% of the revenue in the PeopleID reporting unit. Multiple economic indicators are relevant to this reporting unit, including U.S. GDP and U.S. hospital admission rates, which are regularly monitored by management. In future filings, we will expand our disclosures to discuss the factors specific to this reporting unit that are monitored by management.

Example of Future Disclosure to be Included in Form 10-Q - Management’s Discussion and Analysis of Financial Condition and Operating Results:

Within the IDS reportable segment there are three reporting units for purposes of the Company’s annual goodwill impairment analysis: IDS Americas & Europe, IDS APAC, and PeopleID. The PeopleID reporting unit has a goodwill balance of $93.2 million as of January 31, 2015, the majority of which consists of the Company’s acquisition of Precision Dynamics Corporation (“PDC”). The Company considers multiple factors specific to the PeopleID reporting unit that have a reasonable possibility of changing, including macroeconomic conditions such as (a) U.S. GDP growth, (b) U.S. hospital admission rates, (c) industry and market factors such as competition and changes in the market for the reporting unit’s products, (e) new product development, (f) competing technologies, (g) overall financial performance such as cash flows, actual and planned revenue and profitability, and (h) changes in the strategy of the reporting unit. Management evaluates these factors for potential triggering events in accordance with ASC 350, and there were no adverse indications that would require management to conduct an interim test for impairment.

12. Fair Value Measurements, page 66.

6.
We note your disclosure that in connection with writing down the PeopleID reporting unit’s goodwill to fair value you wrote down the customer relationships definite-lived intangible asset to fair value resulting in an impairment charge of $44.2 million. As a definite-lived intangible asset, customer relationships intangible asset falls within the scope of ASC 350-30-35-14 and ASC 360-10-35-17 through 35-35-35. It is unclear from your disclosures whether you first assessed the recoverability of the customer relationships intangible asset prior to writing the asset down to fair value. Please advise and provide us with the disclosures you intend to include in future filings.

As part of our annual impairment assessment of long-lived assets, management completed an undiscounted cash flow analysis over the customer relationship assets that were primarily associated with the acquisition of PDC. Management assessed the recoverability of the customer relationship intangible assets in accordance with ASC 350-30-35-14 and ASC 360-10-35-17 through 35-35-35 and concluded that they were impaired. In future filings, we will modify our disclosures to ensure it is clear that we first assessed the recoverability of the customer relationship assets prior to writing them down to fair value.

Example of Future Disclosure to be Included in Form 10-Q - Note G - Fair Value Measurements, using Fiscal 2014 Results:

The Company evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful life of long-lived and other finite-lived intangible assets may warrant revision or that the remaining balance of an asset may not be recoverable. Management completed an assessment of the customer relationship assets primarily associated with the acquisition of Precision Dynamics Corporation (“PDC”) in accordance with ASC 350 - Intangibles - Goodwill and Other, and ASC 360 - Property, Plant, and Equipment, and concluded that the assets were impaired. Organic sales in the PDC business declined in the low single-digit percentages from fiscal 2013 to fiscal 2014. U.S. hospital admission rates are a primary driver of PDC’s sales under its existing strategy, and there was a decline of approximately 2% in these rates during fiscal 2014. Therefore, management revisited its planned growth and profit for the PDC business and concluded that the growth may not materialize as expected given slower than anticipated industry growth and fewer sales synergies than originally planned.

As a result, the customer relationship assets were evaluated for recoverability in accordance with ASC 360 - Property, Plant and Equipment. Management completed an undiscounted cash flow analysis over the customer relationship assets and measured the impairment loss as the amount by which the carrying amount of the customer relationships exceeded their fair value. This resulted in an impairment charge of $48,139 recognized in fiscal 2014, which was classified within the “Impairment charges” line item on the Consolidated Statements of Earnings and is part of the IDS reportable segment.

In addition to our responses above, we acknowledge that:

•	Brady Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Brady Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at (414) 438-6895. Thank you for your attention to this matter.

Very truly yours,

BRADY CORPORATION

/s/ AARON J. PEARCE

Mr. Aaron J. Pearce

Senior Vice President and Chief Financial Officer